EXHIBIT 6



                               HPA ASSOCIATES, LLC
                c/o Asset Management Associates of New York, Inc.
                                  P.O. Box 2850
                              Southampton, NY 11969


                                                   June 18, 1997


EMPIRE OF CAROLINA, INC.
5150 Linton Blvd
Delray Beach, FL 33484
Attention:  Lawrence Geller,
            General Counsel and Secretary

COMMONWEALTH ASSOCIATES, INC.
733 Third Avenue
New York, NY  10017

       Securities Purchase Agreement, dated as of May 5, 1997, as amended by and among
      Empire of Carolina, Inc., HPA Associates, LLC and EMP Associates LLC
      --------------------------------------------------------------------

Gentlemen:

            We refer to the above-captioned agreement (the "Securities Purchase Agreement"); terms that are defined in the Securities Purchase Agreement are used with the same meaning in this letter. In the Additional Financing pursuant to the Securities Purchase Agreement, the Company has previously agreed to issue 500,000 shares of the Company's Series A Preferred Stock to the Additional Preferred Stock Purchasers for a total consideration, before the deduction of commissions and other expenses, of $5 million in a private placement with respect to which Commonwealth Associates, Inc. ("Commonwealth") is serving as placement agent. In connection with the closing of the Permanent Financing under the Securities Purchase Agreement, HPA has agreed to convert its Note, in the amount of $2,500,000, into 250,000 shares of Series A Preferred Stock and will receive certain allocations of Warrants in that connection and otherwise.

            In consideration of the Company's and Commonwealth's agreement to allocate an additional $200,000 of Series A Preferred Stock (or 20,000 shares of Series A Preferred Stock), plus 20,000 Warrants, to Sintra Fund Ltd., an additional $80,000 of Series A Preferred Stock (or 8,000 shares of Series A Preferred Stock), plus 8,000 Warrants, to Mr. John Shaw and $100,000 of Series A Preferred Stock (or 10,000 shares of Series A Preferred Stock), plus 10,000 Warrants, to Worldwide Fabrics L.P. in the Additional Financing, HPA agrees that at the final closing of the Additional Financing, HPA shall, at Commonwealth's request, transfer up to 38,000 shares of Series A Preferred Stock, and up to 38,000 Warrants (at a ratio of 1 Warrant for each share of Series A Preferred Stock), to the Company for reissuance to such persons as the Company and Commonwealth designate as purchasers thereof





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pursuant to the Company's Placement Agency Agreement with Commonwealth, in consideration of the receipt of $10 for each such share and Warrant transferred, payable either by the Company or Commonwealth as they may determine.


            If you are in agreement with the foregoing, please countersign this letter below.

                                    Very truly yours,

                                    HPA ASSOCIATES, LLC



                                    By:   /s/ Charles S. Holmes
                                         -----------------------------
                                          Name:
                                          Title:Managing Director

AGREED TO AND ACCEPTED:

EMPIRE OF CAROLINA, INC.



By:   /s/ Lawrence Geller
     -----------------------------
      Lawrence Geller
      Secretary and General Counsel


COMMONWEALTH ASSOCIATES, INC.



By:   /s/ Keith Rosenbloom
     -----------------------------
      Name: Keith Rosenbloom
      Title: Managing Director